Exhibit 23.2

Consent of William J. Crowl

Reference is made to the Annual Report of Midway Gold Corp. (the “Company”) on Form 10-K filed with the Securities and Exchange Commission on March 9, 2012 (the “Annual Report”).

I hereby consent to the references to my name under the heading “Description of Properties – Tonopah property” and to the summary of the technical report entitled “NI 43-101 Technical Report on the Midway Project, Nye County, Nevada, dated April 1, 2011” and “NI 43-101 Technical Report Feasibility Study for the Pan Gold Project, White Pine County, Nevada, dated November 15, 2011” in the Annual Report which the Company used, or directly quoted from, in preparing summaries concerning the Company’s mineral resources which appear in such Annual Report and the incorporation therein of such references to the Company’s registration statements on Form S-3 (Nos. 333-172009 and 333-165842) and on Form S-8 (No. 333-148796).

/s/ “William J. Crowl”
William J. Crowl

March 9, 2012